UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12B-25

Commission File Number  0-27873

NOTIFICATION OF LATE FILING

(Check One):  [ ]Form 10-K

 [ ]Form 11-K

[ ] Form 20-F

[X] Form 10-Q

[ ]Form N-SAR

For Period Ended:       December 31, 2016

PART I.  REGISTRANT INFORMATION

Full name of registrant:     Crown Marketing

Address of principal executive office (Street and number): 4441 Baldwin Avenue, Unit C

City, State and Zip Code: El Monte, CA 91731

PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without  unreasonable  effort  or expense  and  the  registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ X ](a)The  reasons described in reasonable detail in Part III  of  this  form   could not be eliminated without unreasonable effort or expense;

[ X ](b)The subject  annual  report,  semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the  prescribed  due  date; or       the  subject  quarterly  report  or  transition  report on Form 10-Q, or  portion  thereof  will  be  filed  on or before the fifth  calendar  day following the prescribed due date; and

[   ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons  why  Form  10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not  be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant is  unable  to  file its  Report on  Form 10-Q on a timely basis  because it is finalizing accounting issues related to sales in the quarter.

PART IV.  OTHER INFORMATION

(1)

Name  and  telephone  number  of  person  to  contact in regard to this notification

Jay Hooper        (626)                                283-6600

(Name)             (Area code)        (Telephone number)

(2)

Have all other periodic reports required under  Section  13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of  1940  during  the preceding 12 months or for such shorter period  that  the registrant was required  to  file  such report(s) been filed?  If the answer is no, identify report(s).

[ X]

Yes

 [  ]

No

     (3)Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]

Yes

[X]

No

If so:  attach an explanation of the anticipated  change, both narratively and  quantitatively, and, if appropriate, state the reasons  why  a  reasonable estimate of the results cannot be made.

Crown Marketing

(Name of registrant as specified in charter)

Has caused  this  notification  to  be  signed on its behalf by the undersigned thereunto duly authorized.

Date:   February 15, 2017

              By:  /s/Jay Hooper

                     Jay Hooper, Chief Executive Officer